News Release

Number 22, 2003

Resin Systems Inc. Announces Grant of Stock Options

Edmonton, Alberta, December 24, 2003, (RS-TSX Venture / RSSYF - OTCBB): Resin Systems Inc. ("Resin") announced today that it has granted options to acquire up to 500,000 Common Shares to certain officers, management and consultants of Resin with an exercise price of $0.80 per share.

Resin is technology company that is actively engaged in the commercialization and thorough development of composite materials and products throughout the global market place.

For further information contact:

Resin Systems Inc. Greg Pendura President and Chief Executive Officer Phone: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	The Howard Group Inc. Grant Howard Phone: (403) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this release

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